Ingredion Incorporated 5 Westbrook Corporate Center Westchester, Illinois 60514 USA w: ingredion.com

June 16, 2017

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Ingredion Incorporated
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-13397

Dear Mr. Skinner:

Set forth below are the comments from the Staff’s letter dated June 6, 2017 with respect to Ingredion Incorporated’s (the “Company” or “Ingredion”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 that was filed with the Securities and Exchange Commission on February 22, 2017.  We set forth the Staff’s numbered comments in italics followed by the Company’s responses below.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.   You state on page 16 of the 10-K that with your acquisition of TIC Gums you now sell products made from acacia gum, approximately half of which you purchase in Sudan.  Additionally, you state on page 4 of the 10-K that approximately 10% of your 2016 net sales were from operations in your Europe, Middle East and Africa segment.

Sudan and Syria, countries located in Africa and the Middle East, are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, joint ventures or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ingredion (including its subsidiary TIC Gums) has no direct or, to the Company’s knowledge, indirect relationship with any suppliers or customers in Syria, including, without limitation, agreements or commercial arrangements with Syria-based individuals, companies or the Syrian government.  Nor is Ingredion providing any information or technology to Syria-based individuals, companies or the Syrian government.  Furthermore, Ingredion has no contact with the Syrian government or any entities it controls.

As described in Ingredion's 10-K for the fiscal year ended 2016, one of the countries from which our newly-acquired subsidiary TIC Gums sources acacia gum (also known as gum arabic) is Sudan.  Prior to January 17, 2017, these transactions were authorized by a series of specific licenses issued by the U.S. Office of Foreign Assets Control ("OFAC"), each authorizing the importation of specific volumes of acacia gum in various forms from the suppliers named in the applicable license application.  Each Sudanese supplier from which TIC Gums purchased acacia gum under a specific license was privately owned during its course of doing business with TIC Gums (i.e., not part of the Sudanese government or any entity it controlled).  Effective January 17, 2017, OFAC amended the Sudanese Sanctions Regulations, 31 C.F.R. part 538 ("SSR"), by issuing a general license authorizing all transactions previously prohibited by the SSR.  This ended the need to obtain specific licenses from OFAC in order to legally import acacia gum from Sudan.  Now, TIC Gums is purchasing acacia gum under the OFAC general license.  To our knowledge, at all times during which TIC Gums has imported acacia gum from Sudan, it has done so in compliance with applicable U.S. law (including, without limitation and during the time period when it was applicable, the SSR) and will continue to do so.

Ingredion (including its subsidiary TIC Gums) has no direct or, to the Company’s knowledge, indirect relationship with any customers in Sudan, including, without limitation, agreements or commercial arrangements with Sudan-based individuals, companies or the Sudanese government.  The only direct or, to the Company’s knowledge, indirect relationship Ingredion (including its subsidiary TIC Gums) has with a supplier in Sudan, including, without limitation, agreements or commercial arrangements with Sudan-based individuals, companies or the Sudanese government, are the purchases of acacia gum by TIC Gums from privately owned companies as described in the preceding paragraph.  Ingredion (including its subsidiary TIC Gums) does not provide any technology to Sudan-based individuals, companies or the Sudanese government.  The only information provided by Ingredion (including its subsidiary TIC Gums) to the Sudanese government is that provided by TIC Gums incidental to the export of acacia gum from Sudan via purchase from private companies.  Ingredion (including its subsidiary TIC Gums) has no contact with the Sudanese government or any entities it controls other than that incidental to the export of acacia gum from Sudan via purchase from private companies.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As described above, the Company has no contact with Syria, and, accordingly, this question is not applicable with respect to Syria.

The Company’s contact with Sudan is specific to the TIC Gum supply purchases of acacia gum described above.  Ingredion acquired TIC Gums on December 29, 2016, and did not recognize any income related to TIC Gums in fiscal year 2016 or prior.  For purposes of this question, we are combining TIC Gums' historical financial information from the last three fiscal years with Ingredion's in order to provide context on a consolidated basis for the entire Ingredion group of companies.  Neither the volume of acacia gum purchased by TIC Gums from Sudan (on average over the last three fiscal years approximately 2,700 metric tons per year) nor the amount paid by TIC Gums for acacia gum from Sudan (on average over the last three fiscal years, $4.4 million per year) poses a material investment risk for Ingredion's security holders.

Sudan is not the sole source of TIC Gums' acacia gum (around 50% is currently sourced from Sudan).  Acacia gum is only one ingredient in the Ingredion group of companies' global portfolio of ingredients (on average over the last three fiscal years, acacia gum would have been less than 1% of the Ingredion group of companies' purchases by volume and value and less than 1% of the Ingredion group of companies' net sales by volume and value).  In addition, to our knowledge and as described above, all purchases of acacia gum from private companies in Sudan were conducted in compliance with applicable U.S. law (including, without limitation, the SSR) and with the express permission of the U.S. government (i.e., a series of specific licenses from OFAC) until the SSR was amended earlier this year.  Now, as described above, purchases are still being conducted in compliance with applicable U.S. law (including, without limitation, the OFAC general license authorizing all transactions previously prohibited by the SSR) and will continue to do so.

Accordingly, the sourcing of acacia gum from Sudan does not pose a material investment risk for Ingredion's security holders.

Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements

3.   The Business section of your filing includes a separate discussion of starch products, sweetener products, specialty ingredients and co-products and other.  In view of these product categories, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

ASC 280-10-50-40 states, “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on financial information used to produce the public entity’s general purpose financial statements.  If providing the information is impracticable, the fact shall be disclosed.”

In preparing the Form 10-K, the company took into consideration ASC 280-10-50-40 and concluded that it was impracticable to provide this information in Note 13 Segment Information of the 2016 audited financial statements based on the financial information used to produce its general purpose financial statements.  Specifically, the Company’s general ledger consolidation system (the “GL software”), which is the system used to produce the Company’s general purpose financial statements, does not house revenue at a product level, rather it only maintains revenue by legal entity.  The Company is able to track revenue at a product level through its financial analytics software (the “FA software”), which operates in parallel to the GL software.   However, certain attributes of recording revenue, such as customer discounts or rebates and deferred revenue, have not historically been applied at the product level by the Company, but instead are recorded in aggregate at the customer level and recorded as such within the FA software.  The Company expects to disclose in the upcoming Form 10-Q filing that it is impracticable to provide revenue information by product category due to system limitations and cost of resources required to maintain allocation methodologies.

As disclosed in the Form 10-K filed February 22, 2017, the Company is currently in the process of finalizing our assessment of the impact of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) on the Company’s financial statements and the related disclosures.  We acknowledge that the Update will require the Company to disaggregate revenue from contracts with customers into categories and disclose them depending on the facts and circumstances that pertain to the entity’s contracts with customers. Examples of different categories that may be appropriate, but are not required, to use for this disclosure as provided in ASC 606-10-55-91 include type of goods or services.  As a result, we are currently assessing the need to implement improvements in the GL Software and / or FA Software to be in compliance with the new disclosure requirements. We are still assessing and have not yet concluded which categories will be used by the company for disclosures.

4.   We note from previous correspondence that your operating segments are not being aggregated and are the same as your reportable statements.  If this remains consistent with your current segment presentation, expand your disclosure to indicate that your operating segments have not been aggregated to produce your reportable segments.  See FASB ASC paragraph 280-10-50-21.

In response to the Staff’s comment, the Company’s operating segments are not being aggregated and are the same as our reportable segments.  We will add additional disclosure in future filings within the Segment Information Note of the financial statements to indicate that the operating segments are not aggregated for purposes of presenting reportable segments.

We believe that this addresses the comments set forth in the Staff’s letter dated June 6, 2017.  Please let us know if you require any further information.

Sincerely,

/s/ James D. Gray

James D. Gray

Executive Vice President and Chief Financial Officer